

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 16, 2010

John A. Williams
President and Chief Executive Officer
Preferred Apartment Communities, Inc.
3625 Cumberland Boulevard, Suite 400
Atlanta, GA 30339

> **Re:** **Preferred Apartment Communities, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-11**
> **Filed December 14, 2010**
> **File No. 333-168407**

Dear Mr. Williams:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Use of Proceeds, page 56

1.   The table on page 56 indicates that you will use offering proceeds of approximately $24.0 million to acquire the two properties. Please reconcile this amount with the disclosure in the second full paragraph on page 57, which states that you will use approximately $24.8 million from offering proceeds to acquire these properties.

Part II – Information Not Required in Prospectus

Exhibit 5.1 Opinion of Venable LLP
Exhibit 8.1 Opinion of Proskauer Rose LLP

2.   Please file final, executed opinions with your next amendment, and revise the exhibit index to remove the reference to "form of" the opinions.

3.   We note your response to comment 17 from our letter dated December 10, 2010. Please explain why the company's REIT qualification is relevant to the legality opinion. If REIT qualification is not a condition to legal issuance of the shares, please provide a revised opinion that removes the assumption regarding compliance with Section 4.06 of your charter.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact William Demarest, Staff Accountant, at (202) 551-3432 or Daniel Gordon, Accounting Branch Chief, at (202) 551-3486 if you have questions regarding the financial statements and related matters. Please contact Jerard Gibson, Attorney-Advisor, at (202) 551-3473 or me at (202) 551-3785 with any other questions.

Sincerely,

Karen J. Garnett
Associate Director

cc: Peter M. Fass, Esq.
        James P. Gerkis, Esq.
        Proskauer Rose LLP *(via facsimile)*